SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                        Rule 13e-3 Transaction Statement

           Under Section 13(e) of the Securities Exchange Act of 1934


                        Amendment No.4 - Final Amendment

                                       to

                                 Schedule 13E-3


                       STATE OF FRANKLIN BANCSHARES, INC.

                              (Name of the Issuer)

                       State of Franklin Bancshares, Inc.

                              Charles E. Allen, Jr.

                                Randal R. Greene

                           Charles E. Allen, Sr., M.D.

                                 Vance W. Cheek

                            Kenneth E. Cutshall, M.D.

                                Stephen K. Gross

                                 Alan R. Hubbard

                                Donald R. Jeanes

                             Verrill M. Norwood, Jr.

                                Cameron E. Perry

                               Richard S. Venable

                            Henry Jack Williams, M.D.

                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $1.00 PAR VALUE

                         (Title of Class of Securities)


                                 Not Applicable

                      (CUSIP Number of Class of Securities)



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                              Charles E. Allen, Jr.

                      Chairman and Chief Executive Officer

                       State of Franklin Bancshares, Inc.

                             1907 North Roan Street

                          Johnson City, Tennessee 37604

                                 (423) 232-4400

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies To:

                         Linda M. Crouch-McCreadie, Esq.

               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

                         207 Mockingbird Lane, Suite 300

                          Johnson City, Tennessee 37604

                                 (423) 928-0181


     This statement is filed in connection with (check the appropriate box):

a.   [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.   [ ]    The filing of a registration statement under the Securities Act of 1933.

c.   [ ]    A tender offer.

d.   [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]



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                                  INTRODUCTION


This Amendment No. 4 - Final Amendment to Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by State of Franklin Bancshares, Inc., a Tennessee corporation ("State of Franklin" or the "Company"), Charles E. Allen, Jr., Randal R. Greene, Charles E. Allen, Sr., M.D., Vance W. Cheek, Kenneth E. Cutshall, M.D., Stephen K. Gross, Alan R. Hubbard, Donald R. Jeanes, Verrill M. Norwood, Jr., Cameron E. Perry, Richard S. Venable and Henry Jack Williams, M.D. (collectively, the "Individuals"), who are the directors and executive officers of the Company pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 13, 2005 (the "Merger Agreement"), by and between the Company and State of Franklin Merger Corp. State of Franklin Merger Corp. is not a filing party of this Amendment No. 4 because it was merged with and into the Company, with the Company as the surviving corporation, effective September 28, 2005.

This  Amendment No. 4 to Schedule  13E-3 is being filed as a final  amendment to
Schedule 13E-3 to report the results of the Rule 13E-3 transaction described herein pursuant to the requirements of the Securities Exchange Act of 1934, as amended. At the annual meeting of shareholders of the Company held on September 28, 2005, the shareholders adopted and approved the Merger Agreement. The Company and the Merger Corp. have filed Articles of Merger with the Office of the Secretary of State of Tennessee providing for the merger to become effective upon filing. As a result of the merger, each share of Company common stock (the "Company Common Stock"), held by a shareholder who as of the Effective Time owned 3,000 or fewer shares of Company common stock was converted into the right to receive $25.25 per share in cash from the Company. Each share of Company Common Stock held by a shareholder who as of the Effective Time owned more than 3,000 shares of Company Common Stock was unaffected by the merger and remains issued and outstanding. As a result of the merger, there are fewer than 300 shareholders of record of the Company Common Stock. On September 29, 2005, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock.

On August 23, 2005, the Company filed a definitive proxy statement (including annexes, the "Proxy Statement") with the SEC under regulation 14A of the Securities Exchange Act of 1934, as amended. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement is hereby expressly incorporated by reference and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.


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Item 5 is hereby amended and supplemented as follows:

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

Item 1005

(b) SIGNIFICANT CORPORATE EVENTS. At the annual meeting of shareholders held on September 28, 2005, the shareholders of the Company voted to approve the Merger Agreement. The Merger Agreement was approved by the holders of approximately 64% of the shares of Company Common Stock issued and outstanding as of July 29, 2005, the voting record date for the annual meeting. The Articles of Merger have been filed with the Office of the Secretary of State of Tennessee and the merger has become effective. The Company has made arrangements with Illinois Stock Transfer Company, as exchange agent, to send to the holders of Company Common Stock as of the Effective Time a letter of transmittal instructing eligible shareholders on the procedures for surrendering their stock certificates and receiving payment for their shares of Company Common Stock. On September 29, 2005, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock.

Item 6 is hereby amended and supplemented as follows:

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006

(c)  PLANS.  The merger was consummated on September 28, 2005.

ITEM 16. EXHIBITS.

(a)(1).Definitive Proxy Statement on Schedule 14A, of the Company, as filed with the Commission on August 23, 2005.

(a)(2).Current Report on Form 8-K containing press release issued April 7, 2005, incorporated herein by reference.

(c)(1).Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(c)(2) Financial Schedules prepared by Alex Sheshunoff & Co.

(d)(1).Agreement and Plan of Merger dated as of April 13, 2005 by and between the Company and State of Franklin Merger Corp.(included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*


(f)(1).Sections 48-23-101 through 48-23-302 of Tennessee Business Corporation Act included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

*      Incorporated by reference to the Company's Definitive Proxy Statement, on
       Schedule 14A, as filed with the Commission on August 23, 2005.



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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: September 29, 2005       STATE OF FRANKLIN BANCSHARES, INC.


                                By: /s/ Charles E. Allen, Jr.

                                        Charles E. Allen, Jr.

                                        Chairman and Chief Executive Officer


































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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                   /s/ Charles E. Allen, Jr.

                                       Charles E. Allen, Jr.



































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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                          /s/ Randal R. Greene
                                              Randal R. Greene
































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

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                         /s/ Charles E. Allen, Sr., M.D.

                                             Charles E. Allen, Sr., M.D.































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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005




                                         /s/ Vance W. Cheek

                                             Vance W. Cheek






































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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005




                                          /s/ Kenneth E. Cutshall, M.D.

                                              Kenneth E. Cutshall, M.D.































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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                    /s/ Stephen K. Gross

                                        Stephen K. Gross
































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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005




                                             /s/ Alan R.Hubbard

                                                 Alan R. Hubbard
































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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005




                                        /s/ Donald R. Jeanes

                                            Donald R. Jeanes





























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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                       /s/ Verrill M. Norwood, Jr.

                                           Verrill M. Norwood, Jr.








































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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                     /s/ Cameron E. Perry

                                         Cameron E. Perry





































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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005




                                       /s/ Richard S. Venable

                                           Richard S. Venable































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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2005





                                      /s/ Henry Jack Williams, M.D.

                                          Henry Jack Williams, M.D.




























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